Exhibit 99.25

Sandspring Resources Ltd. hits 52m of 1.92 g/t gold near surface 200m west of Toroparu gold-copper deposit along trend

January 26, 2010 – SANDSPRING RESOURCES  LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce promising assay results from a series of stepout drill holes on the Toroparu gold-copper deposit in the Republic of Guyana, South America.

•          Stepout Hole TPD046 drilled 50m northwest of the deposit along the Toroparu Structure intersected two successive discrete mineralized shoots with an average grade of 1.04 g/t gold over 102m and 1.27 g/t gold over 34.5m.

•          Stepout Hole TPD047 drilled 100m northwest of the deposit along the Toroparu Structure intersected two successive discrete mineralized shoots with an average grade of 1.03 g/t gold over  39m and a second higher grade mineralized horizon averaging 3.05 g/t gold over 15m concentrated within an interval of elevated gold values grading 1.53 g/t gold over 36m.

•          Stepout Hole TPD048 drilled 200m northwest of the deposit along the Toroparu Structure intersected a high grade mineralized horizon averaging 12.79 g/t gold over 6m concentrated within an elevated grade envelope averaging 1.92 g/t gold over 52m.

Results from holes TPD038-TPD048 are outlined in Table 1 and comprise an additional 4,841m of a 15,000m drill program designed to optimize grade and expand tonnage over the known NI 43-101 compliant Toroparu gold-copper resource (8977m reported to date; Holes TPD030-037 reported December 9, 2009).

The current Toroparu gold-copper deposit was independently modeled as a potentially open-pittable deposit with an NI 43-101 compliant  Indicated mineral  resource  of 45,574,000 tonnes at 0.93 g/t gold and 0.164% copper containing  1,369,400 oz. gold and 164 million pounds copper or 1,992,600 ounces gold-equivalent* and additional Inferred mineral  resource  of 36,800,000 tonnes 0.82 g/t gold and 0.13% copper containing 973,400 oz. gold and 105 million pounds  copper  or 1,372,500 ounces gold-equivalent*. The full NI 43-101 technical report may be viewed at  www.sedar.com as publicly disclosed by Sandspring on May 20, 2009, or on the Company’s website.

Abraham Drost, P.Geo. President of Sandspring states: “We continue to be encouraged by the results of the Insight IP survey which outlines the deposit horizon and provides a superb visual target for stepout drilling activities along strike on the Toroparu Shear Zone. The Toroparu gold-copper deposit has been compared with the Las Brisas deposit in the famed Kilometer 88 trend in neighboring Venezuela. The persistence of mineralization along trend and of increased grade along strike at Toroparu suggests that Sandspring may be onto an analogous deposit model in the continuum between Las Brisas and its higher grade sister the Las

Cristinas deposit. Grade and tonnage parameters will be recalculated at a later date once the limits and the full geometry of the mineralized trend are better understood.”

Resolution of the Toroparu structure hosting the Toroparu gold-copper deposit has been enhanced by the completion of a ground gradient Induced Polarization (IP) survey. The deposit host and target horizon maps as a distinct chargeability low and appears to extend to both the east and the west of the current resource pit shell model. The Company has selected additional drill targets along the deposit horizon to seek to extend the limits of the current resource area. A variety of other off-trend IP geophysical features were also tested with limited success.

Table 1 - Summary of 2009 Drill Hole Composite Assays
Sandspring Resources - Toroparu Project

Hole ID	Zone	Northing	Easting	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)	Comments
TPD-038	Off-trend IP Target	826284	714103	87.00 412.50	90.00 415.50	3.00 3.00	2.52 1.49	0.31 0.00	Exploration
TPD-039	Off-trend IP Target	826276	713839	No significant assays					Exploration
TPD-040	Off-trend IP Target	825673	714410	300.00	301.50	1.50	1.24	0.01	Exploration
TPD-041	Toroparu Resource Area	826198	714271	32.50 90.00 109.50 127.50 196.50 354.00 363.00 414.00 426.00 438.00 502.50	34.00 91.50 111.00 129.00 261.00 417.00 408.00 417.00 427.50 439.50 504.00	1.50 1.50 1.50 1.50 64.50 63.00 45.00 3.00 1.50 1.50 1.50	1.45 1.40 2.19 1.11 0.77 1.50 1.88 1.64 1.03 1.35 1.95	0.11 0.10 0.13 0.07 0.25 0.09 0.11 0.09 0.06 0.00 0.00	Infill included
TPD-042	Off-trend IP Target	827150	713117	No significant assays					Exploration
TPD-043	Off-trend IP Target	827238	712879	No significant assays					Exploration
TPD-044	Off-trend IP Target	827077	712661	99.00	100.50	1.50	3.87	n/d	Exploration
TPD-045	Off-trend IP Target	826978	712772	No significant assays					Exploration
TPD-046	Toroparu Resource Area	825881	714417	1.00 10.00 22.50 141.00 201.00 201.00 282.00 289.50 339.00 369.00 427.50 457.50 465.00	4.00 11.50 25.50 144.00 303.00 273.00 283.50 303.00 348.00 390.00 429.00 459.00 499.50	3.00 1.50 3.00 3.00 102.00 72.00 1.50 13.50 9.00 21.00 1.50 1.50 34.50	1.33 1.60 0.92 3.58 1.04 1.16 1.00 1.31 1.89 0.90 2.88 1.11 1.27	0.00 0.00 0.00 0.14 0.05 0.06 0.07 0.06 0.32 0.15 0.02 0.03 0.06	Stepout 50m W included
TPD-047	Toroparu Resource Area	825843	714447	45.00	46.50	1.50	1.01	nr	Stepout 100m W

				226.50 285.00 397.50 480.00 501.00	231.00 292.50 436.50 516.00 516.00	4.50 7.50 39.00 36.00 15.00	3.76 1.20 1.03 1.53 3.05	nr nr nr nr nr	included
TPD-048	Toroparu Resource Area	825774	714586	126.50 168.50 200.00 237.50 264.50 269.00 293.00 323.00 386.00	129.50 221.00 206.00 239.00 266.00 273.50 305.00 326.00 387.50	3.00 52.50 6.00 1.50 1.50 4.50 12.00 3.00 1.50	1.67 1.92 12.79 2.04 1.37 1.29 1.32 2.04 1.10	nr nr nr nr nr nr nr nr nr	Stepout 200m W included
* nr - not reported at this time due to lab delays

Analytical testing and reporting of quantitative assays was performed independently by Activation Laboratories Ltd. (“ActLabs”). ActLabs is an ISO 17025 (Lab 266) and NELAP (lab E87979) accredited laboratory for the tests reported herein. A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal Qa/Qc tests performed by ActLabs.

Mr. Harvey Klatt, P.Geo., Exploration Manager for Sandspring and the Company’s Qualified Person on the Toroparu site, has reviewed and approved the technical content of this press release.

Additional information on Sandspring can be viewed on SEDAR under the Corporation’s company profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For Further Information, Please Contact:

Mr. Abraham Drost, P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON Canada P7J-1H2
Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information, as it becomes available.

The mineralized material in the Toroparu gold-copper deposit is currently classified as an Indicated and Inferred resource under Canadian securities disclosure standard National Instrument 43-101. Readers are cautioned that no part of the Toroparu Deposit’s mineralization is yet considered to be a minable reserve under Canadian or US mining securities disclosure standards. In both jurisdictions, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be.

*Gold-equivalent calculations per NI 43-101 Technical Report, P&E Mining Consultants, October 26, 2008 – Au Eq. derived from Au US$688/oz and Cu US$3.13/lb (3 yr trailing avg. at Aug 31,2008; 90% Au recovery and 75% Cu process plant/leach recovery)

The foregoing securities have not been registered under the United States Securities Act of 1933, as amended, and these securities may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation or sale would be unlawful.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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